Adam Scaramella

Vice President and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-6897 Fax 732 482-8022

adam.scaramella@prudential.com

March 25, 2010

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A
Pre-Effective Amendment No. 1 to Form N-4 Registration Statement
File Nos. 333-162553 and 811-21988

Dear Ms. Samuel:

This submission responds to your comment letter dated December 15, 2009 on the above-referenced Form N-4 Registration Statement. To assist you with your review, below we restate each of your comments and follow with our response. In addition, we include herewith a copy of the Registration Statement, marked to show the changes we propose in response to your comments and to reflect certain other disclosure changes we have made. This letter and the blacklined draft have been filed as correspondence on EDGAR. Additionally, we have filed a Pre-effective Amendment No. 1.

Our goal is to file in early April 2010 a subsequent Pre-effective Amendment No. 2, which will include any outstanding disclosure or materials and reply to any follow-up comments you may have, together with a Request for Acceleration.

1.	Cover

Please provide the statement required by Item 1(a)(v) that the prospectus sets forth the information about the Registrant that a prospective investor ought to know before investing.

RESPONSE: All required disclosure is contained on the cover page of the Prospectus. We have relocated text on the page so that all applicable disclosure is in close proximity.

2.	Total Annual Mutual Fund Operating Expenses (Page 9)

Please estimate expenses as of September 30, 2009 for the Dryden Fund. Also, whenever your reference the AST Portfolio, please clarify that reference by adding “Money Market.”

RESPONSE: Insofar as we will be requesting the Registration Statement be declared effective in April 2010, the expenses for the Dryden Fund (renamed the Prudential Fund) reflects historical fund expenses as of its fiscal year ended September 30, 2009. Additionally, we have clarified throughout our filing all references to the AST Money Market Portfolio, as requested.

3.	Summary (Page 11)

(a) Please make sure that all the information required by Item 5 is included in either the summary or the subsequent discussion in Part II. For example, I did not locate the statement required by Item 5(b)(ii).

RESPONSE: The required information is contained in Section 10 Other Information portion of the Prospectus titled “Separate Account.”

(b) Since there is only one variable investment option, please delete all language which indicates there may be more than one. For example, in the first three paragraphs of the summary and elsewhere do not refer to “Variable Investment Options.”

RESPONSE: These changes have been made.

(c) In the last paragraph of Section 1, please specify all applicable refund periods and disclose how they affect cancellation rights under the contract, particularly with respect to Plan Type B. Please make the same clarification in the “Short Term Cancellation Right or ‘Free Look” section on page 15. Also, please indicate that in the event of cancellation during the “free-look” period that the investor will receive the greater of Purchase Payments or Contract Value.

RESPONSE: We have revised these sections to now also clarify that the refund period discussion applies to both Plan Types A and B, to disclose the maximum number of days provided by applicable law (30 days), and to add the following sentence: “However, if total Purchase Payments exceed your Contract Value and applicable law requires us to return the greater of Purchase Payments and Contract Value, we will return total Purchase Payments, less any applicable fees and charges.”

4.	Transfers Among Options (Page 18)

Please eliminate this section since no other option is available.

RESPONSE: We have removed this section.

5.	Financial Statements, Exhibits and Other Information

Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: We intend to file a subsequent Pre-effective Registration Statement in early April 2010 that will include all necessary financial statements, exhibits, and other required or missing disclosure not included in this filing.

6.	Tandy Comment

RESPONSE: We intend to include appropriate Tandy representations in our Request for Acceleration, which we intend to file in early April 2010.

We appreciate your attention to this filing. Should you have any questions regarding this submission, please feel free to contact me at 732-482-6897.

Very truly yours,

/s/ Adam Scaramella

Adam Scaramella, Esq.

Vice President and Corporate Counsel

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